UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into A Material Definitive Agreement; Formation of Joint Venture

As previously disclosed in the Report on Form 6-K furnished by Mint Incorporation Limited, a company incorporated in the British Virgin Islands (the “Company”) on February 9, 2026, the Company’s wholly-owned subsidiary, Aspiration X Limited, a company incorporated in the British Virgin Islands (“Aspiration X”) has signed a non-binding Memorandum of Understanding (“MOU”) with a renowned delivery robotics company, Rice Robotics Holdings Limited (“Rice Robotics”), relating to the proposed formation of a joint venture company (the “Joint Venture”).

On May 22, 2026, Aspiration X and Rice Robotics entered into a joint venture agreement (the “JV Agreement”), pursuant to which the parties agreed to form and operate the Joint Venture through a private limited company incorporated under the laws of the British Virgin Islands to be named “Rice Robotics AGI Holding Limited”. Upon formation, the Joint Venture will be owned as to 87.5% by Aspiration X and/or its nominee(s) and 12.5% by Rice Robotics. The board of directors of the Joint Venture will consist of four members, of whom two will be nominated by Aspiration X and two will be nominated by Rice Robotics.

The Joint Venture will focus on the development and sales of the next generation of AI companion robots, or as may be expanded or changed by the Joint Venture from time to time in accordance with the JV Agreement.

Pursuant to the JV Agreement, Aspiration X and/or its nominee(s) will contribute HK$15,000,000 in funding, as well as provide human resources and research and development support to the Joint Venture. On the other hand, Rice Robotics has agreed to transfer or otherwise procure the transfer of three companies, namely RICE ROBOTICS (HONG KONG) LIMITED, a company incorporated in Hong Kong with limited liability, RICE AI HOLDING LIMITED, a company incorporated under the laws of the British Virgin Islands, and RICE ROBOTICS KK, a joint stock corporation (Kabushiki kaisha) organized under the laws of Japan, to the Joint Venture. Rice Robotics will also provide the Joint Venture with its existing technology, intellectual property, clients, know-how and marketing and sales support. The JV Agreement also contains customary provisions relating to governance of the Joint Venture, including shareholder consent rights for certain significant matters, transfer restrictions, and pre-emptive rights in connection with future issuances of shares of the Joint Venture.

On May 28, 2026, the Company issued a press release entitled “Mint and Rice Robotics Launch Joint Venture to Expand AI Companion Robot Business with HK$15M in funding”. A copy of this press release is furnished herewith as Exhibit 99.1.

On the same day, the Company issued another press release entitled “Mint’s New JV Rice Robotics AGI Integrates Fan-Favorite B.Duck IP for Companion Robot Debut at Licensing Expo Las Vegas”. A copy of this press release is furnished herewith as Exhibit 99.2.

This report, including Exhibits 99.1 and 99.2 hereto, is incorporated by reference into the Company’s registration statement on Form F-3, as amended, filed with the Securities and Exchange Commission on May 19, 2026 (File No. 333-296027) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended March 31, 2025, filed with the Commission on July 30, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press Release - Mint and Rice Robotics Launch Joint Venture to Expand AI Companion Robot Business with HK$15M in funding, dated May 28, 2026
99.2	Press Release - Mint’s New JV Rice Robotics AGI Integrates Fan-Favorite B.Duck IP for Companion Robot Debut at Licensing Expo Las Vegas, dated May 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2026	Mint Incorporation Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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